EXHIBIT 99.13

    Please direct all enquiries to:
Media Release    media.enquiries@riotinto.com

Rio Tinto and Hydro partner on carbon capture technologies for aluminium smelters
30 January 2025

LONDON & OSLO, Norway--(BUSINESS WIRE)-- Rio Tinto and Hydro will join forces to identify and evaluate available carbon capture technologies for future implementation in the aluminium electrolysis process. The companies have signed a partnership agreement that provides for the sharing of certain information, results and costs covering specific R&D activities from lab tests with external suppliers to larger, on-site pilots, with the aim of creating improved offerings of commercially viable carbon capture technologies from relevant suppliers.
Together, the partners expect to invest approximately $45 million over five years to support this initiative, with most of the work conducted at Rio Tinto’s facilities in Europe and Hydro’s facilities in Norway. Beyond this collaboration, both companies will continue to pursue substantial decarbonisation efforts independently.
Anode consumption during the electrolysis process accounts for approximately three quarters of a smelter’s direct CO2 emissions. For several years, scientists from Rio Tinto and Hydro have been exploring different carbon capture technologies as complementary solutions to help each company meet their climate targets, in addition to the development and scaling up of carbon-free aluminium smelting technologies such as Hydro’s HalZero technology and Rio Tinto’s participation in the ELYSIS joint venture.

Rio Tinto Chief Executive Jakob Stausholm said: “Rio Tinto is committed to reaching net zero emissions from our operations by 2050, and we know that achieving our climate objectives will require a portfolio of solutions. By working in partnership with Hydro to assess certain carbon capture technologies for aluminium smelters, we are finding better ways to leverage our complementary networks and R&D capabilities to address the climate change challenge.”
Hydro President and CEO Eivind Kallevik said: “Hydro is accelerating our ambitious roadmap to achieve net-zero aluminium production by 2050 or sooner, advancing solutions across every step of our value chain – from mine to metal. Carbon capture technologies are critical to decarbonising existing smelters, and our partnership with Rio Tinto will amplify efforts to develop fit-for-purpose solutions that can accelerate the aluminium industry’s transition towards net-zero production.”
Capturing carbon from aluminium smelter flue gas, with CO2 concentrations around 1% (vol.), requires adapting direct air capture technologies for higher concentrations or point source technologies for lower concentrations. In both cases, the current technology readiness level is low and requires significant development efforts to mature from laboratory to commercial scale. The collaboration between Rio Tinto and Hydro aims to speed up this development process to abate greenhouse gas emissions from smelters.

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com